ArcelorMittal Announces Effectiveness of First-Step Merger and Details of its Share Buy-Back Programs

Luxembourg, 3 September 2007 - Today, ArcelorMittal (“ArcelorMittal” or the “Company”) announces the effectiveness of the first-step merger of Mittal Steel Company N.V. (“Mittal Steel”) into ArcelorMittal as well as details of its share buy-back programs. The surviving entity ArcelorMittal is domiciled in Luxembourg.

Effectiveness of the first-step merger

Following approval by the Extraordinary General Meeting of Shareholders of Mittal Steel and by the sole shareholder of ArcelorMittal on 28 August 2007, the merger of Mittal Steel into ArcelorMittal became effective today.

As a result of the merger, holders of Mittal Steel shares automatically received one newly issued ArcelorMittal share for every one Mittal Steel share on the basis of their respective holdings in Mittal Steel.

As of today, the ArcelorMittal shares are listed and traded on Euronext Amsterdam, Euronext Brussels and Euronext Paris by NYSE Euronext, and the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange. The ArcelorMittal shares will be listed and traded on the New York Stock Exchange as of Tuesday, 4 September 2007, today being a public holiday in the United States (Labor Day).

The Mittal Steel class A common shares automatically disappeared in the merger along with the Mittal Steel class B common shares and are no longer listed and traded on any of the abovementioned stock exchanges.

Continuation of Mittal Steel’s USD 590 million program

As of today, ArcelorMittal intends to continue the USD 590 million share buy-back program announced on 2 April 2007 by Mittal Steel. Since the aggregate purchase price of Mittal Steel’s repurchases of shares under such program represents USD 579 million, any remaining repurchases of ArcelorMittal shares under this program will be limited to USD 11 million.1

It is ArcelorMittal's intention either to use the repurchased shares for share deliveries under existing or future employee stock option plans and other allocations of shares to employees, or to cancel the repurchased shares in due course.

This share buy-back program will end at the earliest of (i) December 31, 2007, (ii) the moment on which the aggregate purchase price of shares acquired by ArcelorMittal (taking into account Mittal Steel’s purchases to date) under this program reaches the USD 590 million limit, (iii) the moment at which ArcelorMittal and its subsidiaries will hold ten (10) percent of the then-issued ArcelorMittal shares, and (iv) the moment on which ArcelorMittal no longer has any corporate authorization to repurchase its shares.

27 million share buy-back program announced on 12 June 2007

ArcelorMittal intends to implement a share buy back program for up to 27 million shares, for cancellation in due course, after the completion of the abovementioned USD 590 million program. Details of this program will be announced in a separate press release before its commencement.

Corporate authorizations

On 28 August 2007, the sole shareholder of ArcelorMittal authorized the Company, with effect from the effective date of the first-step merger of Mittal Steel into ArcelorMittal, 3 September 2007, to repurchase and sell its own shares in accordance with applicable law. This authorization is valid for a period of eighteen (18) months, or until the date of its renewal by a resolution of the general meeting of shareholders of ArcelorMittal if such renewal date is prior to the end of this eighteen (18) month period. The total purchase price of treasury shares must not exceed the amount of the company’s available equity.

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1         For the purpose of calculating the USD value of shares purchased in euros, the purchase price will be converted into USD using the EUR/USD ECB Exchange rate on the date of each of the relevant purchases.

Pursuant to written resolution dated as of 28 August 2007, the Board of Directors of ArcelorMittal authorized the implementation of the abovementioned programs as well as the exercise in one or several steps of the call option on ArcelorMittal shares described below and transferred to ArcelorMittal in the first-step merger.

Under the share buy-back programs, the price per ArcelorMittal share, which will be paid in cash, will not exceed 125% of the trading price on the New York Stock Exchange, Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, depending on the market on which the transactions are made, and no less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price will be 125% of the trading price on Euronext Paris. The trading price on the New York Stock Exchange or Euronext Amsterdam, Euronext Brussels, Euronext Paris, the Luxembourg Stock Exchange or the stock exchanges of Barcelona, Bilbao, Madrid and Valencia will be deemed to be the higher of the average of the final trading price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the 3rd trading day prior to the date of repurchase.

All shares repurchased via the abovementioned two buy-back programs may be repurchased through transactions executed on any of the stock exchanges at which the shares are or will be listed, as well as through off-market, over-the-counter or derivative transactions, subject in each case to appropriate laws, regulations and stock exchange rules.

Treasury shares

On 28 August 2007, Mittal Steel sold 13,400,000 class A common shares for an aggregate amount of EUR 616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the first-step merger of Mittal Steel into ArcelorMittal and/or the second-step merger of ArcelorMittal, into Arcelor as the case may be). Such call option was transferred to ArcelorMittal as a result of the first-step merger. It is ArcelorMittal's intention to use the shares that would be purchased pursuant to the exercise of the call option exclusively for share deliveries under the existing employee stock option plan, which plan was assumed by ArcelorMittal in the first-step merger. The features of the call option are the following:

▪	Purchase price of the call: EUR 315 million
▪	Number of underlying shares: 13,400,000 ArcelorMittal shares representing 0.95% of the issued share capital

▪	Expiration date: 28 November 2007
▪	Strike price: EUR 22.975 per share

As of 2 September 2007, Mittal Steel held 2,135,246 treasury shares which have been cancelled in the first-step merger.

As of 2 September 2007, ArcelorMittal held no treasury shares. The 3,100,000 ArcelorMittal shares transferred by Mittal Steel to ArcelorMittal in the first-step merger have been cancelled as of today, in accordance with Luxembourg law.

Notice to Investors

The share buy-back programs do not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back programs are not intended to constitute a tender offer by or on behalf of ArcelorMittal for its shares. ArcelorMittal has taken no steps to allow for a tender offer for its shares in any jurisdiction.

This document may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Tom Siveyer / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397